                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           ORION NETWORK SYSTEMS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   68628K104
                                 (CUSIP Number)

                                John P.C. Bailey
                  Kingston Communications International Limited
                           Telephone House, Carr Lane
                           Kingston upon Hull HU1 3RE
                                 United Kingdom
                              011-44-1-482-602-576
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check
                             the following box |_|.

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68628K104                                    Page 2 of _____ Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                  Kingston Communications International Limited

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*           OO

5        Check box if disclosure of legal proceedings is required pursuant
         to item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power

  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  640,857
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With

                           10       Shared Dispositive Power
                                            640,857

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,857

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.5%

14       Type of Reporting Person*

                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 68628K104                                    Page 3 of _____ Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Kingston Communications (Hull) plc

2        Check the Appropriate Box If a Member of a Group*

                                     a. |_|

                                     b. |_|

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant
         to item 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power

  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  640,857
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With

                           10       Shared Dispositive Power
                                            640,857

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            640,857

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.5%

14       Type of Reporting Person*

                                            CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         (a)      Title of Class of Securities

                  common stock, par value $.01 per share ("Common Stock")

         (b)      Name of Issuer

                  ORION NETWORK SYSTEMS, INC. (the "Issuer")

         (c)      Address of Issuer's Principal Executive Offices

                  2440 Research Boulevard, Suite 400
                  Rockville, MD 20850

Item 2.  Identity and Background

                  This statement of beneficial ownership interest is being filed by the following persons: (i) Kingston Communications International Limited, a company existing under the laws of England and Wales ("Kingston") and (ii) Kingston Communications (Hull) plc, a company existing under the laws of England and Wales ("PLC"). Kingston is a wholly owned subsidiary of PLC.

                  The principal business office and principal business activity of each of the Reporting Persons is as follows:

                  (a)      Kingston
                           Telephone House, Carr Lane
                           Kingston upon Hull HU1 3RE
                           United Kingdom

                           Principal Business Activity:

                           Investment in international satellite facilities.

                  (b)      PLC

                           Telephone House, Carr Lane
                           Kingston upon Hull HU1 3RE
                           United Kingdom

                           Principal Business Activity:

                           Public telecommunications network operator.

                  Information regarding the executive officers and directors of each of the Reporting Persons is as follows:

                  (a)      Identity - Refer to Annex A

                  (b)      Residence or Business Address - Refer to Annex A


                  (c) Present principal occupation or employment - Refer to Annex A

                  (d)-(e) None of the Reporting Persons and none of the directors or executive officers who are identified on Annex A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Citizenship - Refer to Annex A

Item 3.  Source and Amount of Funds or Other Consideration

                  Acquisition of 11,215 shares of the 6% Series C Cumulative Redeemable Convertible Preferred Stock ("Series C Stock") of the Issuer by Kingston - Kingston acquired 11,215 shares of Series C Stock in exchange for all of Kingston's limited partnership interest in International Private Satellite Partners, L.P. ("Orion Atlantic") and in exchange for refund rights of Kingston related to certain advances made by Kingston to Orion Atlantic.

Item 4.  Purpose of Transaction

                  The acquisition by Kingston of securities of the Issuer convertible into Common Stock (the "Acquisition Transaction") was undertaken in conjunction with certain reorganization and recapitalization transactions of the Issuer, Oldco, and Orion Atlantic (the "Restructuring Transactions"). The principal elements of the Restructuring Transactions were (i) the merger of a special purpose merger subsidiary into Orion Network Systems, Inc. ("ONS") and the exchange, pursuant to the merger of each of the preferred and common shares of ONS for preferred and common shares of Orion Newco Services, Inc., (ii) the exchange by British Aerospace Communications, COM DEV Satellite Communications Limited, Kingston, Lockheed Martin Commercial Launch Services, Inc., MCN, and Trans Atlantic Satellite, Inc. (collectively the "Exchanging Partners") of their limited partnership interests in Orion Atlantic and certain refund rights for shares of Series C Stock of the Issuer; (iii) an aggregate investment of $60,000,000 by British Aerospace Holdings, Inc. ("BAe") and Matra Marconi Space UK Limited ("Matra") in the Issuer in the form of convertible junior subordinated debentures, (iv) the exchange by British Aerospace Satellite Investments, Inc. of its interest in Asia Pacific Space and Communications Ltd. for shares of Oldco and (v) the public sale by the Issuer of units of senior notes and common stock warrants in the approximate amount of $710,000,000 resulting in net proceeds to the Issuer of approximately $575,000,000 after provision for certain pre-funded interest payments.

                  Upon completion of the Restructuring Transactions, ONS became a wholly owned subsidiary of the Issuer and changed its name from Orion Network

Systems, Inc. to Orion Oldco Services, Inc. ("Oldco") and the Issuer changed its name from Orion Newco Services, Inc. to Orion Network Systems, Inc.

                  The Restructuring Transactions also resulted in the refinancing of $210,000,000 of existing indebtedness of Orion Atlantic under a credit agreement (together with any related documents and agreements, the "Orion 1 Credit Facility") dated December 6, 1991 among Orion Atlantic, certain banks and other lenders and the Chase Manhattan Bank (National Association), as agent and the release of commitments of the Exchanging Partners to support the Orion 1 Credit Facility pursuant to certain Communication Satellite Capacity Agreements and Contingent Communication Satellite Capacity Agreements.

                  The Reporting Persons undertook the Acquisition Transaction for investment purposes.

                  The shares of Series C Preferred Stock owned by the Reporting Persons are being held for investment purposes. Subject to contractual and legal restrictions or limitations, economic and market conditions and such other considerations as they may deem relevant, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or additional Convertible Instruments in the open market, in private transactions or otherwise. The Reporting Persons may also dispose of some or all of the shares of Series C Stock owned by them, in the open market, in private transactions or otherwise. The Issuer is obligated to pay dividends on the Series C Preferred Stock. For as long as any of the Reporting Persons own any shares of Series C Stock, they will receive additional shares of Common Stock from the Issuer in accordance with the terms of the Series C Stock.

                  Except as discussed in the immediately preceding paragraph, none of the Reporting Persons presently has any plans or proposals which related to or would result in any of the actions described in clauses (a) through (j) of the instructions to Item 4 to Schedule 13D or in any action similar to any of those enumerated in said clauses (a) through (j).

Item 5.  Interest in Securities of the Issuer

         (a) Kingston owns (or is presently entitled to own) 11,215 shares of Series C Stock that at the date of issuance (January 31, 1997) were convertible into 640,857 shares of Common Stock. As of January 31, 1997, the Reporting Persons owned or had an immediate right to acquire upon conversion 640,857 shares of Common Stock or approximately 5.5% of the total number of shares of Common Stock issued and outstanding as reported in the Issuer's proxy statement dated January 15, 1997, as calculated in accordance with Rule 13d-3(d)(1).

         As a result of its ownership of all of the issued and outstanding shares of Kingston, PLC may be deemed to be a beneficial owner of the shares of Series C Stock owned directly by Kingston.

         (b) By reason of its direct ownership of 100% of the voting securities of Kingston, PLC may be deemed to share voting and dispositive power over all the shares of Series C Stock directly owned by Kingston. PLC may be deemed to share voting and dispositive power over all of the shares of Common Stock and Convertible Instruments directly owned by each of the other Reporting Persons as a result of its indirect ownership of 100% of the voting securities of each of the other Reporting Persons.

         (c) Acquired 11,215 shares of Series C Preferred Stock directly from the Issuer on January 31, 1997 in exchange for all of its limited partnership interest in Orion Atlantic and in exchange for the right to receive certain refund payments.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the Acquisition Transactions, the Reporting Persons have entered into the contracts described below relating to the securities of the Issuer. Each of the following summaries of agreements are qualified by reference to the full text of such agreement, each of which is filed herewith as an exhibit to this statement on Schedule 13D and are either attached hereto or are incorporated herein by reference to filings made with the Securities and Exchange Commission by either the Issuer or Oldco:

         Section 351 Exchange Agreement and Plan of Conversion, dated as of June __, 1996 ("Exchange Agreement") and First Amendment to Section 351 Exchange Agreement and Plan of Conversion dated as of December , 1996 among Orion Atlantic, Oldco, OrionSat and the Exchanging Partners (the "First Amendment") - Pursuant to the Exchange Agreement and the First Amendment, the Exchanging Partners (including Kingston) received shares of Series C Stock of the Issuer in exchange for all of their limited partnership interests in Orion Atlantic and all of their rights to refunds of certain advances made by the Exchanging Partners to Orion Atlantic. The Exchange Agreement also, among other things, required the termination of the obligations of the Exchanging Partners and their affiliates with respect to the Orion 1 Credit Facility. Under the registration rights agreement attached as Exhibit D to the Exchange Agreement (the "Exchanging Partner Registration Rights Agreement") the Issuer is obligated to provide certain demand, shelf and "piggy back" registration rights to the holders of the Series C Stock with respect to shares of Common Stock they receive as dividends on the Series C or upon conversion of the Series C Stock. Under a resale restriction letter agreement (the "Resale Restriction Letter"), attached as Exhibit E to the Exchange Agreement, the Exchanging Partners have agreed not to transfer any of the shares of Common Stock received as dividends or upon conversion for a period of 180 days from the date of issuance of the Series C Stock (January 31, 1997) without the prior consent of the Issuer and to limit their aggregate sales of such shares for a period of 5 years to no more than 25% of the total available in any 90 days period, except pursuant to a underwritten, registered public offering or in certain other circumstances.

         Certificate of Designation, Rights and Preferences of Series C 6% Cumulative Redeemable Convertible Preferred Stock (the "Certificate of Designation") - The Certificate of Designation, which establishes the terms of the Series C Stock provides, among other things, for a 6%

         annual cumulative dividend to be paid only in shares of Common Stock (except for dividends of fractional shares which are to be paid in cash). The number of shares of Common Stock to be distributed in satisfaction of the dividend on the Series C Stock is determined by dividing the dividend entitlement (6% per annum on the outstanding Series C Stock) by the higher of (a) the average market price per share of Common Stock over a period of 20 consecutive business days immediately preceding the dividend reference date or (b) a price of $10.21 (subject to adjustments for stock splits, recapitalizations or other subdivisions of the Common Stock). Dividends are paid annually, upon conversion of any shares of Series C Stock, the date on which a liquidation payment is made and upon final maturity (February 1, 2022). The holders of the Series C Stock are entitled to vote their Series C Stock on an "as converted basis" (i.e. one vote for each whole share of Common Stock that would be issuable upon conversion of such Series C Stock at the time the vote is taken.) The Series C Stock is subject to redemption and to mandatory conversion into Common Stock, as provided by the Certificate of Designation.

         Except as otherwise specifically disclosed in Item 5 and this Item 6, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the individuals identified in Annex A have any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer.

Item 7.  Materials to be filed as Exhibits

                  The following materials are filed as exhibits to this statement of beneficial ownership on Schedule 13D and are either attached hereto or are incorporated by reference to registration statements or periodic reports of the Issuer or Oldco filed with the Securities and Exchange Commission, as permitted under Rule 12b-32 of the general rules and regulations under the Securities Exchange Act of 1934:

                  1. Joint Filing Agreement among Kingston and PLC dated February 25, 1997;

                  2. Exchange Agreement (including, Exchanging Partner Registration Rights Agreement (Exhibit D thereto) and Resale Restriction Letter (Exhibit E thereto));

                  3. Form of Certificate of Designation of Series C 6% Cumulative Redeemable Convertible Preferred Stock of the Issuer; and

                  4.       First Amendment to Exchange Agreement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 1997

                                        KINGSTON COMMUNICATIONS INTERNATIONAL
                                          LIMITED

                                        By:    /s/ John P.C. Bailey
                                               --------------------
                                        Name:  John P.C. Bailey
                                        Title: Company Secretary

                                        KINGSTON COMMUNICATIONS (HULL) PLC

                                        By:    /s/ John P.C. Bailey
                                               --------------------
                                        Name:  John P.C. Bailey
                                        Title: Company Secretary

                                    ANNEX A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

KINGSTON COMMUNICATIONS (HULL) PLC
NON-EXECUTIVE DIRECTORS

===============================================================================
  Name and Title; Principal          Address              Citizenship
         Occupation

-------------------------------------------------------------------------------
Frederick Rowland Beedle       5, Spencer Court,             British
Postman; Member,               Saner Street,
Hull City Council              Hull HU 3 2TL
                               United Kingdom

-------------------------------------------------------------------------------
Julie Lowery                   16, Gloucester Street,        British
Retired; Member, Hull City     Hull HU 4 6PT
Council                        United Kingdom

------------------------------------------------------------------------------
George Evans Andrews           170, Amethyst Road,           British
Retired; Member, Hull City     Hull
Council                        United Kingdom



-------------------------------------------------------------------------------
Ann Stanley                    58, Ellesmere Avenue,         British
Housewife; Member, Hull City   Holderness Road,
Council                        Hull HU 8 9BT
                               United Kingdom

-------------------------------------------------------------------------------
Michael Sidney Adamson         12, Emmott Road,              British
Executive Manager, Kingston    Haworth Park,
Communication (Hull) plc       Hull HU 6 7AX
                               United Kingdom

-------------------------------------------------------------------------------
Leonard Maxwell Bird           375 Salthouse Road,           British
Retired Solicitor;             Hull HU 8 9HS
Member, Hull City Council      United Kingdom

-------------------------------------------------------------------------------
Leslie William Upfold          18 Wadhurst Close,            British
Retired Trades Union Officer;  Bransholme,
Member, Hull City Council      Hull HU 7 6BH

                               United Kingdom

-------------------------------------------------------------------------------
Steven James Bayes             7 Hinderwell Street,          British
Nursing Officer; Member,       Princes Avenue
Hull City Council              Hull HU 5 3QN
                               United Kingdom

===============================================================================

KINGSTON COMMUNICATIONS (HULL) PLC
EXECUTIVE DIRECTORS

================================================================================
Name and Title; Principal            Address                Citizenship
       Occupation

--------------------------------------------------------------------------------
William Aylward              Pine Trees, Berry Hill Road,     British
Managing Director            Adderbury, Banbury,
                             Oxfordshire OX 17 3HF
                             United Kingdom

--------------------------------------------------------------------------------
David Michael Wood           40, The Cedar Grove,             British
Director                     Molescroft, Beverley
                             East Yorkshire
                             United Kingdom

--------------------------------------------------------------------------------
Stephen Denison              16, Hallgate,                    British
Technical Director           Cottingham, East Yorkshire
                             HU 16 4DJ
                             United Kingdom

--------------------------------------------------------------------------------
Michael Lacey                25, Beechmount Park,             British
Director                     Edinburgh, East
                             Lothian EH 12 5YT
                             United Kingdom


--------------------------------------------------------------------------------
Owen Francis Finn            Plot 42                          British
Finance Director             Spindlewood
                             Off Brantingham Road
                             Elloughton HU 15 1LL
                             United Kingdom

==============================================================================


KINGSTON COMMUNICATIONS (HULL) PLC
EXECUTIVE OFFICERS

==============================================================================
Name and Title; Principal         Address                   Citizenship
      Occupation

------------------------------------------------------------------------------
John Philip Cureton Bailey    7 Thornleys,                     British
Company Secretary             Cherry Burton,
                              Beverley, East Yorkshire
                              HU 17 7SJ
                              United Kingdom

==============================================================================

KINGSTON COMMUNICATIONS INTERNATIONAL LIMITED
EXECUTIVE DIRECTORS

==============================================================================
Name and Title; Principal          Address                  Citizenship
     Occupation

------------------------------------------------------------------------------
David Michael Wood           40, The Cedar Grove,              British
Director                     Molescroft, Beverley,
                             East Yorkshire
                             United Kingdom

------------------------------------------------------------------------------
John Philip Cureton Bailey   7 Thornleys,                      British
Company Secretary            Cherry Burton,
                             Beverley, East Yorkshire


                             HU 17 7SJ
                             United Kingdom

------------------------------------------------------------------------------
David Nicholson              3 North End                       British
General Manager              Farndon
                             Newark on Trent
                             Nottingham NG 24 35X
                             United Kingdom

==============================================================================

                                 EXHIBIT INDEX

EXHIBIT NO.          TITLE

1                    Joint filing agreement among Kingston and PLC dated
                     February 25, 1997.

2 Exchange Agreement dated June, 1996 among Oldco, Orion Atlantic and each of the Exchanging Partners, including Exchanging Partner Registration Rights Agreement (Exhibit D thereto) and Resale Restriction Letter (Exhibit E thereto) (Incorporated herein by reference to Exhibit 10 of Oldco's Current Report on Form 8-K dated December 20, 1996)

3                    First Amendment to Exchange Agreement dated December    ,
                     1996 among Oldco, Orion Atlantic, Orion Satellite Corporation and each of the Exchanging Partners (Incorporated herein by reference to Exhibit 10.45 of the Issuer's Registration Statement on Form S-4 No. 333-19795, dated January 15, 1997)

4 Form of Certificate of Designation of Series C 6% Cumulative Redeemable Convertible Preferred Stock of the Issuer (Incorporated herein by reference to Exhibit 4.3 of the Issuer's Registration Statement on Form S-4 No. 333-19795, dated January 15, 1997)